UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-38237

Sea Limited

1 Fusionopolis Place, #17-10, Galaxis
Singapore 138522
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement of Sea Limited on Form F-3 filed on March 1, 2019 (File No. 333-230021) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEA LIMITED

	By:	/s/ Forrest Xiaodong Li
	Name:	Forrest Xiaodong Li
	Title:	Chairman and Group Chief Executive Officer

Date: November 12, 2019

EXHIBIT INDEX

Exhibit 99.1 —Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months ended September 30, 2018 and 2019

Exhibit 99.2 —Unaudited Interim Condensed Consolidated Financial Statements for the Nine Months ended September 30, 2018 and 2019